Eddid Securities USA Inc.
Statement of Financial Condition
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70253

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING____01/01/2021 AND ENDING_____12/31/2021_____

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eddid Securities USA Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 801
                (No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hiu Fai Li	(212) 363-6888	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co. LLP
          (Name – if individual, state last, first, middle name)

133-10 39th Avenue	Flushing	NY	11354
(Address)	(City)	(State)	(Zip Code)
		2388	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hiu Fai Li, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eddid Securities USA Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

New York County - NY State
Sworn to before me on:
2 /28/ 2022

Signature: [signature]

Title:
CEO

[signature]
Notary Public

TAREK M ELBARKATAWY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EL6413650
Qualified in New York County
My Commission Expires 02-01-2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*

Eddid Securities USA Inc.
Index



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Eddid Securities USA Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eddid Securities USA Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Eddid Securities USA Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Eddid Securities USA Inc.'s management. Our responsibility is to express an opinion on Eddid Securities USA Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eddid Securities USA Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co., LLP

We have served as Eddid Securities USA Inc.'s auditor since 2019.

Flushing, NY
February 28, 2022

Eddid Securities USA Inc.
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	144,741
Deposit held at clearing broker		515,260
Right-of-Use Asset		26,369
Fixed assets		15,803
Other assets		57,934
Total assets	$	760,107

Liabilities and Stockholder's Equity

Due to parent	$	103,359
Accounts payable and accrued expenses		20,512
Due to affiliate		12,000
Lease liability		26,369
Total liabilities		162,240

Stockholder's equity

Common stock, $0.01 par value share	
1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	2,099,990
Deficit	(1,502,133)
Total stockholder's equity	597,867
Total liabilities and stockholder's equity	$ 760,107

The accompanying notes are an integral part of this financial statement.

Eddid Securities USA Inc.
Notes to Statement of Financial Condition
December 31, 2020

1. **Organization**

    Eddid Securities USA, Inc. (the "Company"), was incorporated in Delaware on October 26, 2018. On August 2, 2019, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). On August 14, 2019, the Company received approval to become an introducing broker and is registered with the Commodity Futures Trading Commission ("CFTC"), and is a member of National Futures Association ("NFA").

    The Company is an introducing broker-dealer and was established to engage in retail brokerage activity, utilizing their mobile application trading platform. The Company conducts business in equities, futures contracts, options trading, and also private placements. The Company is also approved to conduct business in proprietary trading, to participate in firm commitment and best efforts underwriting activities and also to provide M&A advisory services.

    The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

    The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

    Cash and cash equivalents
    The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Use of Estimates
    The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
Effective January 1, 2019, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this standard had no effect on the Company's financial statements.

The Company's revenue from contract with its clients are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligation are satisfied.

Fixed Assets
Furniture and equipment is stated at cost and is being depreciated over three to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Leases
In February 2016, the FASB issued Accounting Standards Update ("ASU") ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a "right of use" asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted, and was effective for the Company as of January 1, 2019. The Company recognizes a right-of-use asset and a lease liability on its balance sheet under the new lease accounting standard in accordance with FASB ASC 842-20-25-2. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Income Taxes
The Company was organized as a corporation for federal tax purposes. Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. A valuation allowance is established for net deferred tax assets when it is more likely than not that it will not be realized.

2.   Summary of Significant Accounting Policies (continued)

Income Taxes (Continued)

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2021, there are no uncertain tax positions.

3.   Fixed Assets

Details of furniture and equipment are as follows:

Computer and Equipment	$	22,429
Furniture and Fixtures		11,220
		33,649
Accumulated Depreciation		(17,846)
	$	15,803

4.   Related Party Transaction

As of December 31, 2021, the Company had a payable of $103,359 due to the Parent. The Parent made payments on behalf of the Company for certain operating expenses. This amount is included in due to parent on the statement of financial condition at December 31, 2021.

As of December 31, 2021, the Company had a payable of $12,000 due to affiliate. The affiliate, NewType Limited, provides data analysis and IT support services to the Company. This amount is included in due to affiliate on the statement of financial condition at December 31, 2021.

5.   Income Taxes

At December 31, 2021, the Company has a standalone net operating loss carryforward ("NOL") of approximately $1,493,000 for federal, New York State and New York City income tax purposes. The Company's net deferred tax asset before valuation allowance was approximately $530,000, primarily as a result of net operating losses. The valuation allowance increased by approximately $220,000 for the year ended December 31, 2021.

As of December 31, 2021, the Company's income tax returns for the tax years 2018, 2019 and 2020 are subject to examination by tax authorities.

6.   Leases

The Company has two operating leases for office space and accommodation for certain employees. The office space leases have a term of 12 months and the Company elected not to recognize the "right-of-use" assets and lease liabilities. The lease for the employees' accommodation has a term of 13 months and the Company reported the "right-of-use" asset of $26,369 and lease liabilities of $26,369 on the statement of financial condition.

7.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital.   Rule 15c3-1 requires that the Company must maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.67% aggregate indebtedness ($9,058). At December 31, 2021, net capital of $524,130, exceeded the required net capital minimum of $100,000 by $424,130. The Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, and its net capital ratio is 0.26 to 1.

In addition, as an introducing-broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by CFTC Regulation 1.17) equivalent to or in excess of $45,000 or the minimum net amount required by the Rule, whichever is greater. However, the Company is currently subject to "Enhanced Supervisory Requirements" requiring minimum capital of $250,000. At December 31, 2021, net capital of $524,130, exceeded the required net capital minimum of $250,000 by $274,130.

8.   Clearing broker and clearing expenses

The Company signed a clearing agreement with its clearing broker, APEX Clearing Corporation, on a fully disclosed basis.

9.   Employee Retirement Plan

The Company sponsors a defined contribution 401(k) plan covering salaried and management employees who have reached the minimum age of 21. Employees may contribute to the plan an amount ranging from 1% to 100% of their compensation up to a maximum of $19,500 for 2021 and 2020. Employees age fifty and older can make an additional "catch-up" contribution of $6,500. The Company makes matching contributions equal to 100% of each participating employee's pretax contribution up to 1% of their total compensation and the matching contribution will reduce to 50% of their pretax contribution up to 6% of their total compensation.

10.   Concentration of Credit Risk

Cash consists of cash in banks, primarily held at three financial institutions which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances. At December 31, 2021, the Company's balances did not exceed the insured limit.

11.   **Going Concern Consideration**

The Company is currently in the process of expanding operations. Accordingly, the Company has generated operating losses since inception through the year ended December 31, 2021. There are many risks related to commencing any new business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created and its ability to generate profitable operations and positive cash flows. These risks create uncertainties regarding the Company's ability to continue as a going concern.

While management plans to create a business in trading equities, futures contracts, options, and private placements, the Company presently does not have the capital to support the Company's operations and management believes that it will require additional funding from its Parent. While management believes in the viability of its strategy to expand and generate adequate sales volume, achieve profitable operations and positive cash flows, it will also be dependent upon the economic environment and trends in the industry. If the Company is unable to expand and generate adequate sales and achieve profitable operations, the Parent has agreed to provide the necessary continuing financial support to the Company.

12.   **Coronavirus**

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The pandemic could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

13.   **Subsequent Events**

The Company has evaluated subsequent events through February 28, 2022, the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements.